UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 17, 2017, Akari Therapeutics, Plc (the “Company”), announced that it intended to make a public offering of its American Depositary Shares.

In connection with this proposed offering, the Company prepared a description of certain risk factors relating to the Company, its business and industry and other information that are being presented to potential investors. These risk factors and updated business and industry and other information update the risk factors, business and industry and other information included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which was filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2017.

The risk factors and updated business and industry and other information are attached hereto as Exhibit 99.1 and incorporated by reference herein. The offering is being made pursuant to an effective registration statement filed with the SEC. Before investing, please read the prospectus and the related prospectus supplement for the offered ADSs in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the proposed offering.

This report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Risk Factor, Business and Industry and Other Information update dated October 17, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: October 17, 2017